David Lubin & Associates

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

November 9, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: H. Roger Schwall, Assistant Director

Re: Liberty Petroleum Inc.
Registration Statement on Form F-1

Filed September 25, 2006

File No. 333-137571

Ladies and Gentlemen;

Liberty Petroleum Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) amendment number 1 to the registration statement on Form F-1 (the “Amended Registration Statement”) in response to the Commission’s comments, dated October 25, 2006 (the “Comment Letter”), with reference to the Company’s registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on September 25, 2006.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows:

Form F-l

General

1.	Comment: Please provide updated consents with your next amendment.

Response: The Company has provided an updated consent from its accountants filed as Exhibit 23.1 to the Amended Registration Statement.

Securities and Exchange Commission

November 9, 2006

2.            Comment: Rather than suggesting that the shares will be sold at “privately negotiated prices,” revise the cover page to make clear that shares will be offered at the stated price. In the alternative, provide a price range at which the shares will be offered.

Response: The Company has revised the cover page to state that the shares will be offered at the stated price. Additionally, under the section entitled “The Offering” and the section entitled “Plan of Distribution” (pages 5 and 33, respectively, of the Amended Registration Statement), the Company added disclosure that the shares would be offered at the state price ($0.10) until the Company’s common stock becomes eligible for trading on the OTC Bulletin Board.

Description of Financing Transactions, page 5

3.            Comment: Discuss in necessary detail later in the document the three agreements you filed as exhibits 10.5, 10-6 and 10.7. Ensure that you accurately characterize the right to repurchase, including any limitations on this right. It appears from reference to the contracts that the right can only be exercised once the stockholder ceases to be a director.

Response: The Company has added a discussion regarding the agreements filed as exhibits 10.5, 10.6 and 10.7 in the section entitled “Material Contracts” on page 21 of the Amended Registration Statement and added related disclosure on pages 29-30 of the Amended Registration Statement that the transferee of Mr. Crowe’s common shares is subject to the agreement between Mr. Crowe and the Company (exhibit 10.5).

4.           Comment: With a view to possible disclosure, advise us supplementally whether the two directors could cause the company to repurchase their shares at the same time that they tender their resignation, thereby obtaining a 100- or 1000- fold profit from their original purchase price investment in the shares. We may have additional comments.

Response: If in the unlikely event that the two directors were to resign at the same time, then the Company could elect to repurchase the shares held by both Directors at the same time. However, the right to purchase the shares is in the discretion of the Company and the Company could choose not to repurchase the shares. The Company’s decision to repurchase the shares would depend on its financial situation at the time and other relevant factors at the time of the resignation of the Directors (circumstances of resignation, stock price, number of shares outstanding, etc.).

5.           Comment: If there is a risk that the directors holding the shares subject to the right could cause the agreements to be modified or utilized as currently drafted so that all or part of their shares are repurchased while they remain directors, include prominent risk factor disclosure to this effect. Also include disclosure regarding the

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November 9, 2006

conflicts of interest these agreements create. If you do not believe that this is a risk or results in conflicts of interest, explain to us your position.

Response: Risk factor 19 has been added on page 14 of the Amended Registration Statement to provide disclosure regarding potential conflicts of interest created by the existence of the share repurchase agreements. The risk factor includes disclosure regarding the potential for the directors to trigger the repurchase of their shares yet remain on the Board of Directors.

Note Regarding Forward-Looking Statements, page 7

6.            Comment: To eliminate potential reader confusion, eliminate the suggestion that the statements in your document constitute forward-looking statements for purposes of the PSLRA. As you correctly note, no statements in your document would be eligible for the safe harbor provided by the cited sections.

Response: The Company has deleted the reference to the PSLRA on page 8 of the Amended Registration Statement.

7.            Comment: Eliminate the suggestion that “will” identifies forward-looking statements, and clarify the reference to the “above risk factors.” Instead, identify all material risk factors in your Risk Factors section.

Response: On page 8 of the Amended Registration Statement, the Company eliminated the word “will” as an indicate of forward-looking statements and revised the section to state that investors should consider various factors, including the “Risk Factors” in evaluating the forward looking statements.

Risk Factors, page 8

8.            Comment: Ensure that your captions accurately describe the text that follows. For example, the second risk factor includes text unrelated to the caption. Similarly, the caption to numbered risk factor 18 makes no mention of conflicts of interest. Please revise accordingly.

Response: The Company has revised the captions to risk factors 1-6, 8-9, 12-13, 15-16 and 18 on pages 9-13 of the Amended Registration Statement.

9.           Comment: Add a new risk factor that makes plain that you have no employees, your only officer works one day per week on your business and your directors work one hour per week on your business.

Response: The Company has added a new risk factor 20 on page 15 of the Amended Registration Statement to address the Company’s personnel situation.

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November 9, 2006

Coal Bed Methane Background, page 17

10.         Comment: Please describe what you mean when you indicate that the coal seams are “sweet not sour.”

Response: The Company has provided an explanation of the terms on page 19 of the Amended Registration Statement.

Milk River Property, page 18

11.        Comment: If you retain a map to show the property, provide a key and ensure that it is legible and useful. The current presentation is not helpful.

Response: The Company has removed the Milk River Map from the Amended Registration Statement.

Planned Work by the Company, page 19

12.        Comment: Explain what constitutes a “considerable amount of time,” discuss the reason for the delay, and describe in greater detail the plans for 2006 and 2007. In that regard, we note that you will spend a substantial amount of the company’s working capital to pay for this offering (page 33), leaving a substantially reduced amount to cover the expenses you discuss at page 22.

Response: The Company has explained what it meant by a “considerable amount of time” and provided more details of its plan of operations for 2006 and 2007 on page 21 of the Amended Registration Statement.

13.        Comment: In that regard, at an appropriate place in the prospectus, briefly discuss the reasons for the company’s decision to spend more than 30% of its working capital for this offering when it was under no obligation to do so.

Response: On page 7 of the Amended Registration Statement, the Company has provided a brief discussion of the reasons for its decision to spend 30% of its working capital for this offering.

Plan of Operations, page 20

14.         Comment: Please expand your plan of operation discussion to clarify the nature of the oil and gas on which your exploration efforts are focused. We note disclosure on page 18 regarding coal bed methane. If the focus of your planned on

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operations is the exploration for coal bed methane, expand your plan of operations to explain clearly the exploration and operating challenges that are unique to it.

Response: The Company has expanded the disclosure of its plan of operation on pages 21 and 23-24 of the Amended Registration Statement in order to clarify the nature on which the Company’s exploration efforts will be focused.

Exploration Programs, page 21

15.         Comment: Include corresponding risk factor disclosure to reflect that you “do not have any plan to generate revenue.”

Response: The Company clarified its statement on page 21 of the Amended Registration Statement that it has no plan to generate revenue unless and until its exploration program is successful in finding productive wells. Accordingly, the Company has incorporated this lack of revenue generating plan into risk factor 3 on page 9 of the Amended Registration Statement.

16.        Comment: Include updated and detailed disclosure throughout your document regarding your plans for the coming 12 months, giving effect to the expenses related to this offering. In that regard, it is inappropriate to suggest as you have at pages 24 and 25 that you are sufficiently funded based on working capital as of 12/31/2005, when you disclose elsewhere the lesser amount you had more recently. We may have additional comments.

Response: The Company has added updated and detailed disclosure regarding its plans for the next 12 months on pages 23-24 of the Amended Registration Statement. Additionally, on page 24 of the Amended Registration Statement, the Company added an update of its cash position as of September 30, 2006 and indicated that it would have to raise additional capital prior to November 2007.

Directors, Senior Management and Employees, page 26

17.          Comment: Include the name of the manufacturing company Mr. Uppal owns and operates, and indicate the nature of the products it manufactures. Also clarify whether he continues to devote substantially all of his business time to its operation.

Response: The Company has added the disclosure regarding the manufacturing company that Mr. Uppal owns and operates on page 28 of the Amended Registration Statement.

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November 9, 2006

18.          Comment: Provide us with independent supplemental support for your assertion regarding Mr. Nott’s status as an “accomplished” geologist, or remove the assertion.

Response: The Company has removed the assertion regarding Mr. Nott from page 28 of the Amended Registration Statement.

Share Capital, page 38 Warrants, page 40

19.          Comment: We note your disclosure that indicates your warrant indentures provide for a cashless exercise option. Your warrant indenture exhibits appears to indicate that your cashless exercise provision could result in an unlimited number of shares to be issued. If true, please tell us if you considered whether such a feature represents an embedded derivative under Canadian and U.S. GAAP that should be bifurcated and accounted for separately. Refer to a discussion of Classification and Measurement of Warrants and Embedded Conversion Features in our Current Accounting and Disclosure Issues in the Division of Corporation Finance which can be located at http:lwww.sec.gov/divisions/corpfin/acctdis120105.pdf Please also refer to SPAS 133 and EITF 00-19 for U.S. GAAP.

Response: The cashless exercise provision of the warrant indenture will always result in fewer shares being issued upon exercise than if the warrant holder uses cash to exercise the warrants. The ratio of warrants to be exercised under the cashless provision is based on the formula (market value less exercise price) times the number of warrants held divided by the market value. The exercise ratio on the use of the cashless exercise provision will always be less than one. Therefore, this will not result in an unlimited number of shares being issued but in fact will result in fewer shares being issued than under the cash exercise option. As a result, the Company does not believe that this is an embedded derivative.

Financial Statements

Six Months Ended June 30, 2006

20.

Comment: It appears from your disclosure that your business focus has changed since December 31, 2005 from a gold exploration company to oil and gas exploration company. As such, please expand your footnotes to address the following:

•	Disclose that your shareholders approved a change in your business focus.
▪	Disclose that your shareholders approved a change in your name.

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▪	Disclose that you terminated your Mineral exploration option.

•	Provide an accounting policy disclosure regarding your oil and gas exploration activities. For U.S. GAAP purposes please refer to SFAS 19 or Rule 4-10 of Regulation S-X.

Response: The Company has updated its interim financial statements to September 30, 2006. The Company has added footnote 3 to disclose that the shareholders approved a change in the Company’s business and name and that the Company terminated its mineral exploration option. The Company has added footnote 2 to disclose its accounting policy relating to its oil and gas operations.

21.          Comment: Please expand your footnote disclosure to address the reconciliation of the Canadian GAAP information to US GAAP, as you have changed the focus of your operations.

Response: The Company has added footnote 4 to disclose the Canadian to US GAAP reconciliation information.

Period Ended December 31, 2005

Note 2 – Significant Accounting Policies

(b) Mineral property payments

22.          Comment: We note your accounting policy stating, “Mineral property acquisition costs are charged to expense until the viability of the mineral interest is determined.” Please explain why this is your accounting policy. Please support this accounting policy under both Canadian and US GAAP. Refer to paragraph 9 of EITF 04-2 for US GAAP.

Response: Under Section 3061 and EIC 126 of the CICA Handbook it is permissible to expense mineral exploration costs as incurred. Development costs are to be expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Under SFAS-7 the Company may expense all costs related to the acquisition, maintenance and exploration of its unproven mineral properties, to which it has secured exploration rights. If and when proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent exploration and development costs of the property will be capitalized.

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To the date the Company terminated its mineral exploration property option, it had not established the commercial feasibility of its exploration prospects. Therefore, all costs have been expensed which is permissible under both Canadian and US GAAP.

Note 7 –Differences between Canadian and US GAAP, page 63

23.          Comment: Please support your conclusion that Canadian GAAP is consistent with US GAAP. Please also revise your disclosure to address the reconciliation in terms of the amounts reported by registrant.

Response: Under both Canadian and US GAAP (see also response to comment 22 above), it is permissible to expense all costs related to mineral exploration until such time that feasibility is established. The Company has to date engaged in only limited operations which has resulted in relatively straight forward accounting which has not resulted in any Canadian – US GAAP differences. As a result, there are no significant differences between Canadian and US GAAP under the mineral exploration operations of the Company. The Company has added footnote 4 to its September 30, 2006 financial statements disclosing GAAP differences that will exist for the Company’s oil and gas operations.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement. Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

The Company’s written acknowledgement as requested in the Comment Letter is annexed to this letter. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

Liberty Petroleum Inc.

999 West Broadway, Suite 720

Vancouver, British Columbia V5Z 1K5

November 9, 2006

H. Roger Schwall, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Schwall:

Pursuant to your letter dated October 25, 2006 (the “Comment Letter”) addressed the undersigned with respect to the registration statement on Form F-1 of Liberty Petroleum Inc. (the “Company”) filed on September 25, 2006 (SEC File No. 333-137571), the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Paul Uppal
Paul Uppal

Chief Executive, President and

Chief Operating Office